RHODES SECURITIES, INC.
Statement of Cash Flows
For the Year Ended April 30, 2017

Cash flows from operating activities		
Net loss	$	(331,580)
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Depreciation and amortization		7,932
Deferred income taxes		23,000
Changes in operating assets and liabilities:		
Decrease in commissions receivable		209,887
Decrease in receivables and advances - related parties		66,322
Decrease in prepaid expenses		34,406
Decrease in accounts payable and accrued liabilities		(228,785)
Net cash used in operating activities		(218,818)
Cash flows from financing activities		
Issuance of Preferred Stock		400,000
Redemption of Preferred Stock		(175,200)
Net cash used in financing activities		224,800
Net increase in cash		5,982
Cash at beginning of year		225,415
Cash at end of year	$	231,397
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Income taxes - federal	$	-
-state		5,115
Interest	$	369

See notes to financial statements.